June 20, 2024

Via Email

Payam Siadatpour
Eversheds Sutherland LLP
700 Sixth Street, NW, Suite 700
Washington, D.C. 20001-3980
payamsiadatpour@eversheds-sutherland.com

       Re: Nuveen Churchill Private Credit Fund
           Registration Statement on Form 10
           File No. 000-56659

Dear Mr. Siadatpour:

        On May 21, 2024, you filed a registration statement on Form 10 on behalf of Nuveen
Churchill Private Credit Fund (the    Company   ). We have reviewed the
registration statement
and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

       Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

         We note that the Company is voluntarily registering common shares of beneficial interest
under section 12(g) of the Securities Exchange Act of 1934 (   Exchange Act
). Please note that a
filing on Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Exchange Act section 12(g)(1). If our comments are not satisfactorily addressed
within this 60-day time period, you should consider withdrawing the Company   s
Form 10 prior
to its effectiveness and re-filing a revised Form 10 that includes changes responsive to our comments. If the Company chooses not to withdraw its Form 10 registration statement, it will be subject to the reporting requirements of Exchange Act section 13(a). Additionally, we will continue to review the filing until all of our comments have been satisfactorily addressed.
                                         Legal Comments

Page 2     Explanatory Note

1. Within the bolded bullet points, please disclose that:
       x   Investment in the Company is suitable only for sophisticated investors and requires
           the financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in the Company.

Page 5     The Company     Nuveen Churchill Private Credit Fund

2. The Company   s name includes    private credit,    which is a type of
investment. The name is
   therefore subject to rule 35d-1 of the 1940 Act.
       x   Please add an 80% policy to include private credit investments, and disclose what the
           qualifies as a credit investment (e.g., debt).
       x   Please add disclosure regarding whether a change in the 80% policy is subject to 60
           days    notice or requires shareholder approval.
       x   Please confirm that the Company will not include unfunded
commitments or equity
           investments in its 80% policy.

Page 6     Portfolio Management

3. In the second sentence, disclosure refers to the    PEJC Investment
Committee of Churchill.
   Please define    PEJC.

4. The names and biographies disclosed in this section do not align with the names and
   biographies disclosed under,    Other Senior Investment Professionals,    on
page 8. Please
   revise.

Page 11     Examples of Calculation of the Incentive Fee on Income Based on
Income
Assumptions

5. Please provide a graphical representation of the income-related portion of any incentive fee.

Page 14     Administration Agreement

6. Please disclose if there is a limit on the administrative fee payable by Company shareholders, and if there is no such limit, please disclose that fact.




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 Page 15     Fees and Expenses

7. Please consider including an expense example to show how much an investor would pay on a stated investment amount, with an assumed annual rate of return, over set time periods. See,
   e.g., Item 3 of Form N-2.

Page 16     Investment Strategy

8. In the last line of the third paragraph, disclosure states that the percentage of our portfolio allocated to the Liquid Investment strategy will be at the discretion of the
Adviser.    Please
   clarify that such discretion will be subject to the Company   s compliance
with the rule 35d-1
   80% policy.

Page 17     Investment Strategy

9. In the fourth bullet point, disclosure refers to a    defensible niche
strategy or other barriers to
   entry.    Please revise this disclosure using clear, concise language.

Page 17     Evolving Dynamics of Sponsor Financing

10. Please ensure that the formatting is correct on all footnotes in the registration statement, and explain how an investor can access the cited sources (e.g., a website or subscription database).

Page 19     Overview of Market Opportunity

11. Please spell out    M&A.

Page 25     Investment Evaluation

12. In the first line of the first paragraph, disclosure states,    Each
investment team intends to
    utilize a systematic, consistent approach to credit and portfolio company evaluation, with a particular focus on an acceptable level of debt repayment and deleveraging as well as
    accretive growth and exit assumptions under a    base case    set of
projections (the    Base
    Case   ).    Please revise the sentence using clear, concise language.

Page 32     The Private Offering

13. In the third paragraph, disclosure states that, with respect to a
defaulting shareholder,    the
    Company will be permitted to declare such investor to be in default of its obligations and will be permitted to pursue one or any combination of remedies as set forth in the governing
    subscription agreement.    Please summarize such remedies in this section.

14. In the fifth paragraph, disclosure states,    While we expect each
subscription agreement to
    reflect the terms and conditions summarized in the preceding paragraphs, we reserve the right to enter into subscription agreements that contain terms and conditions not found in the subscription agreements entered into with other investors, subject to applicable law. No


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    shareholder will be granted, in its subscription agreement, the right to invest in Shares on more favorable economic terms and conditions than other shareholders.
       x   Please delete    , subject to applicable law.
       x   After the first sentence, please add,    As a result, certain
Company investors may be
           provided with certain terms that other Company investors will not receive.
       x   After the last sentence, please add,    The Company represents that
the Company and
           the Adviser have not entered, or will not enter, into subscription agreements with investors related to their investment in the Company that contravene applicable law, including the Investment Company Act of 1940 and the Investment Advisers Act of
           1940.

Page 38     Certain U.S. Federal Income Tax Consideration

15. Disclosure here and elsewhere in the registration statement refers to
common stock.    Given
    that the Company is a Delaware statutory trust, please refer to    common
shares    instead.

Page 48     Our Board may change our investment objective, operating policies
and
strategies without prior notice or shareholder approval, the effects of which may be adverse.

16. Please revise the disclosure here, and throughout the registration statement, to clarify that a
    change to the Company   s 80% policy under rule 35d-1 requires 60 days
notice (unless the
    Company has chosen to make this a fundamental policy, in which case such a change would require shareholder approval).

Page 60     The loans we make in portfolio companies may become non-performing.

17. Disclosure refers to    workout negotiations.    Please revise the
disclosure using clear, concise
    language.

Page 62     We may be exposed to risks associated with any OID income and PIK interest
required to be included in taxable and accounting income prior to receipt of cash representing such income.

18. Please add the following bullet point:
   x   Market prices of zero-coupon or PIK securities are affected to a greater extent by interest
       rate changes and may be more volatile than securities that pay interest periodically and in cash. PIKs are usually less volatile than zero-coupon bonds but more volatile than cash pay securities.




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 Page 75     Regulations governing our operation as a BDC will affect our ability to and the
way in which we raise additional capital.

19. Disclosure refers to the possibility that the Company may issue preferred shares. Please confirm that the Company will not issue preferred shares within one year of the effectiveness of the registration statement. Otherwise, please add appropriate strategy, risk, and dividend expenses disclosure.

Page 79     Some of our investments may be subject to U.S. federal income tax imposed at
corporate rates.
20. Disclosure refers to the Company   s possible use of subsidiaries. Please
disclose:
         x    That    Subsidiary    includes entities that engage in investment
activities in securities or
              other assets that are primarily controlled by the Company.1
         x    That the Company complies with the provisions of the 1940 Act governing capital
              structure and leverage (section 61) on an aggregate basis with the subsidiary so that
              the Company treats the subsidiary   s debt as its own for
purposes of section 61.
         x    That any investment adviser to the subsidiary complies with provisions of the 1940
              Act relating to investment advisory contracts (section 15) as if it were an investment
              adviser to the Company under section 2(a)(20) of the 1940 Act.
Any investment
              advisory agreement between the subsidiary and its investment adviser is a material
              contract that should be included as an exhibit to the
registration statement. If the same
              person is the adviser to both the Company and the subsidiary, then, for purposes of
              complying with section 15(c), the reviews of the Company   s and
the subsidiary   s
              investment advisory agreements may be combined.
         x    That the subsidiary complies with provisions relating to
affiliated transactions and
              custody (sections 17 and 57). Also, please identify the custodian of the subsidiary, if
              any.
         x    Any of the subsidiary   s principal investment strategies or
principal risks that
              constitute principal investment strategies or risks of the
Company. The principal
              investment strategies and principal risk disclosures of a fund that invests in a
              subsidiary should reflect aggregate operations of the Company and the subsidiary.

21. Please explain in correspondence whether the financial statements of the subsidiary will be consolidated with those of the Company. If not, please explain why not.

22. Please confirm in correspondence that the subsidiary and its board of trustees will agree to
    inspection by the staff of the subsidiary   s books and records, which will
be maintained in
    accordance with section 31 of the 1940 Act and the rules thereunder.




1   Primarily controlled    means (1) the company controls the unregistered
entity within the meaning of section 2(a)(9) of the 1940
Act, and (2) the company   s control of the unregistered entity is greater than
that of any other person.

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 23. If the subsidiary is a foreign corporation, please confirm in correspondence that the subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

24. If the subsidiary is wholly-owned, please confirm in correspondence that
the subsidiary   s
    management fee (including any performance fee) will be included in Management Fees,
    and the subsidiary   s expenses will be included in    Other Expenses    in
the Company   s fee
    table. Please also confirm that the Company does not currently intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the Company.

Page 100     Item 7. Certain Relationships and Related Transaction, and
Director
Independence

25. Please identify the independent trustees and how the Company determined those trustees are independent. See Item 407(a) of Regulation S-K.

Page 113     Item 15. Financial Statements and Exhibits

26. Please file an amended Form 10 with complete financial statements at least fifteen days prior
    to the Form 10   s effectiveness.

27. Please add all exhibits, including an Indemnification Agreement for the trustees and officers, and include hyperlinks. We may have further comments.

                                     Accounting Comments

28. Please tell us if the Company will have leverage during the first 12 months.

29. Please explain to us how the Company intends to account for any organization and offering costs incurred, including references to any applicable sections of U.S.
GAAP.

30. Please tell us if the Company currently hold any investments, or intends to hold any investments prior to effectiveness of the registration statement. Has the Company entered into, or does it intend to enter into, any warehousing transaction for purposes of establishing the initial investment portfolio of the Company?


                                      *    *   *       *   *   *

        We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.



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         We remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff. Should you have any questions regarding this letter, please contact me at
(202) 551-5166 or Jeffrey Long at (202) 551-6983.

                                                   Sincerely,
                                                   /s/ Lisa N. Larkin
                                                   Lisa N. Larkin
                                                   Senior Counsel


cc:    Jeffrey Long, Staff Accountant
       Ryan Sutcliffe, Branch Chief
       Christian Sandoe, Assistant Director




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